

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 4, 2007

Mr. Thomas C. Braum, Jr.
Executive Vice President and Chief Financial Officer
Handleman Company
500 Kirts Boulevard
Troy, Michigan 48084-5225

    RE: **Handleman Company**
                Form 10-K for Fiscal Year Ended April 28, 2007
                Filed June 29, 2007
                File No. 1-7923

Dear Mr. Braum:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              William Thompson
                              Branch Chief